File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

SEC
Division of Corporation Finance
Office of Disclosure Support
RECEIVED
NOV 04 2019

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

**For the fiscal quarter ended September 30, 2019**
**INTER-AMERICAN DEVELOPMENT BANK (the "Bank")**
**Washington, D.C. 20577**

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2019, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

## Sales by the Inter-American Development Bank
## of its Ordinary Capital Primary Obligations

| Borrowing Currency | Borrowing Amount | Coupon (%) | Issue Price (%) | Issue Date | Maturity Date |
|---|---|---|---|---|---|
| USD | 100,000,000 | 2.625 | 103.603 | 12-July-2019 | 16-Jan-2024 |
| USD | 150,000,000 | 2.00 | 99.880858 | 17-July-2019 | 2-June-2026 |
| USD | 250,000,000 | Floating Rate | 99.967 | 18-July-2019 | 15-Mar-2022 |
| USD | 100,000,000 | 1.75 | 99.584 | 18-July-2019 | 14-Sep-2022 |
| AUD | 500,000,000 | 2.75 | 106.590 | 22-July-2019 | 30-Oct-2025 |
| USD | 1,000,000,000 | 1.875 | 99.904 | 23-July-2019 | 23-July-2021 |
| USD | 1,500,000,000 | 2.00 | 99.436 | 23-July-2019 | 23-July-2026 |
| USD | 100,000,000 | 2.125 | 100.656 | 25-July-2019 | 18-Jan-2022 |
| USD | 200,000,000 | 2.125 | 101.164 | 29-July-2019 | 15-Jan-2025 |
| TRY | 50,000,000 | 12.00 | 95.12 | 30-July-2019 | 30-July-2021 |
| GBP | 100,000,000 | 1.25 | 102.089 | 2-Aug-2019 | 15-Dec-2025 |
| USD | 250,000,000 | Floating Rate | 99.997 | 6-Aug-2019 | 15-Mar-2022 |
| TRY | 110,000,000 | Zero Coupon | 76.90 | 8-Aug-2019 | 9-Aug-2021 |
| IDR | 15,500,000,000 | Zero Coupon | 86.30 | 8-Aug-2019 | 9-Aug-2022 |
| COP | 22,163,464,047.93 | Floating Rate | 100.00 | 14-Aug-2019 | 15-May-2030 |
| USD | 100,000,000 | Floating Rate | 100.00 | 23-Aug-2019 | 23-Aug-2021 |
| USD | 100,000,000 | 2.125 | 101.350 | 26-Aug-2019 | 18-Jan-2022 |
| COP | 19,000,000,000 | Floating Rate | 100.00 | 26-Aug-2019 | 15-May-2035 |
| BRL | 68,510,000 | 4.45 | 99.98 | 28-Aug-2019 | 25-Aug-2022 |
| INR | 2,529,100,000 | 4.48 | 99.98 | 28-Aug-2019 | 25-Aug-2022 |
| AUD | 25,000,000 | 3.29 | 119.669 | 4-Sep-2019 | 28-June-2032 |
| AUD | 25,000,000 | 3.10 | 113.696 | 4-Sep-2019 | 22-Feb-2028 |
| NZD | 150,000,000 | 3.50 | 110.386628 | 5-Sep-2019 | 26-July-2024 |
| CRC | 1,200,000,000 | 8.00 | 100.00 | 5-Sep-2019 | 5-Sep-2024 |
| AUD | 50,000,000 | 0.885 | 100.00 | 13-Sep-2019 | 13-Sep-2021 |
| USD | 600,000,000 | Floating Rate | 100.00 | 18-Sep-2019 | 16-Sep-2022 |
| USD | 100,000,000 | 2.03 Callable | 100.00 | 24-Sep-2019 | 24-Sep-2026 |
| USD | 25,000,000 | 1.95 Callable | 100.00 | 27-Sep-2019 | 27-Sep-2023 |
| GBP | 225,000,000 | 1.375 | 102.524 | 30-Sep-2019 | 15-Dec-2024 |

# Inter-American Development Bank

# Ordinary Capital



Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2019

(Unaudited)

# TABLE OF CONTENTS

## MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2019

## INTRODUCTION

The Inter-American Development Bank (the Bank) is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement). The resources of the Bank consist of the Ordinary Capital, the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account, and the IDB Grant Facility (GRF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 1, 2019, which includes the Ordinary Capital financial statements for the year ended December 31, 2018. The Bank undertakes no obligation to update any forward-looking statements.

## FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP are: the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[1] swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[2]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings.

## ACCOUNTING DEVELOPMENTS

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under "Notes to the Condensed Quarterly Financial Statements" section.

---

(1) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years

(2) References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis

## FINANCIAL HIGHLIGHTS

**Box 1** presents selected financial data for the nine months ended September 30, 2019 and 2018, as well as for the year ended December 31, 2018.

## BOX 1: SELECTED FINANCIAL DATA

*(Amounts expressed in millions of United States dollars)*

| | Nine months ended September 30, | | | | Year ended December 31, | |
|---|---|---|---|---|---|---|
| | | **2019** | | **2018** | | **2018** |
| **Lending Summary** | | | | | | |
| Loans and guarantees approved[1] | $ | 8,650 | $ | 6,156 | $ | 14,250 |
| Undisbursed portion of approved loans[2] | | 32,835 | | 30,441 | | 32,079 |
| Gross loan disbursements | | 6,472 | | 5,687 | | 11,304 |
| Net loan disbursements[3] | | 1,203 | | 986 | | 4,476 |
| **Balance Sheet Data** | | | | | | |
| Cash and investments-net[4], after swaps | $ | 38,223 | $ | 36,720 | $ | 32,704 |
| Developmental Assets | | | | | | |
|    Loans outstanding[5] | | 94,319 | | 89,994 | | 93,377 |
|    Debt Securities | | 112 | | - | | 18 |
| Total assets | | 138,089 | | 130,097 | | 129,459 |
| Borrowings outstanding, after swaps | | 98,461 | | 93,812 | | 92,491 |
| Equity | | 34,077 | | 32,588 | | 32,929 |
| **Income Statement Data** | | | | | | |
| **Operating Income[6]** | $ | 741 | $ | 602 | $ | 752 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions[7] | | 398 | | (173) | | 15 |
| Other components of net pension benefit costs | | 56 | | 56 | | 75 |
| Board of Governors approved transfers | | (54) | | - | | - |
| Net income | | 1,141 | | 485 | | 842 |
| **Ratios** | | | | | | |
| Total Debt[8] to Equity[9] ratio | | 3 0 | | 3 0 | | 2 9 |
| Cash and investments as a percentage of borrowings outstanding, after swaps | | 38 8% | | 39 1% | | 35 4% |
| Cost to income ratio[10] | | 34 8% | | 39 4% | | 40 7% |
| Return on equity ratio[11] | | 3 0% | | 2 5% | | 2 3% |
| Return on assets ratio[12] | | 0 7% | | 0 6% | | 0 6% |

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure exchange agreements.
(2) As of September 30, 2019, the undisbursed portion of approved loans includes $23,036 million related to signed loans (2018 - $19,844 million) and $22,307 million as of December 31, 2018 In 2019, the undisbursed portion of concessional signed loans amounted $626 million (2018 - $637 million) and $637 million as of December 31, 2018
(3) Includes gross loan disbursements less principal repayments (and prepayments).
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold
(5) Excludes lending swaps in a net asset position of $275 million as of September 30, 2019 (2018 - $472 million net asset position) and $455 million in a net asset position as of December 31, 2018
(6) See page 9 for a full discussion of Operating Income under Results of Operations
(7) Net fair value adjustments mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates
(8) Borrowings (after swaps) and guarantee exposure
(9) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure)
(10) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investment - net gains (losses) and net of Borrowing expenses
(11) Annualized operating income divided by average equity
(12) Annualized operating income divided by average total assets

**Loan operations**

During the first nine months of 2019, the Bank approved 117 loans totaling $8,550 million, compared to 102 loans that totaled $6,094 million during the same period in 2018. There were no concessional loans approved during the first nine months of 2019 (2018 – five concessional loans for $153 million). The undisbursed portion of approved loans increased to $32,835 million during the third quarter of 2019 (2018 – $30,441 million), of which $23,036 million are related to signed loans (2018 - $19,844 million).

The portfolio of non-sovereign-guaranteed (NSG) loans, including loans to other multilateral development institutions, was $5,569 million at September 30, 2019 compared to $5,670 million at December 31, 2018. There were 16 NSG loans for $836 million (2018 – 16 loans for $712 million) originated by the Inter-American Investment Corporation (IIC) and one guarantee for $100 million (2018 – two NSG for $62 million) co-financed by the Bank during the period ended September 30, 2019. The non-sovereign guarantee exposure decreased $15 million to $379 million compared to $394 million at December 31, 2018. As of September 30, 2019, 6.3% of the outstanding loans for our main products and guarantees exposure was for NSG, compared to 6.4% at December 31, 2018.

For 2019 and 2018, the approved lending spread and credit commission for our main non-concessional sovereign-guaranteed loans is 0.80% and 0.50%, respectively. No supervision and inspection fees have been applied for said period.

The concessional funded portions of blended loans are bullet loans with 40-year maturities, and with an interest rate of 0.25%.

**Allowance for loan and guarantee losses**

The allowance for loan and guarantee losses amounted to $428 million at September 30, 2019 compared to $434 million at December 31, 2018. The Bank had NSG loans with outstanding balances of $378 million classified as impaired at September 30, 2019, compared to $379 million at December 31, 2018. As of September 30, 2019, the specific allowances for loan losses of impaired NSG and SG loans were $186 million and $22 million, respectively, compared to $228 million for NSG and $17 million for SG loans at December 31, 2018.

The percentage of the NSG specific provision to impaired loans was 49% as of September 30, 2019, and 60% as of December 31, 2018. The decrease was mainly due to the write-off of a $68 million NSG loan.

In 2018, all loans to the Republic of Venezuela (Venezuela) were placed in non-accrual status and classified as impaired. As of September 30, 2019, sovereign-guaranteed loans to Venezuela in arrears for over 180 days were $365 million, including interest. The outstanding balance of loans to Venezuela in non-accrual status and classified as impaired amounted to $2,011 million (unchanged from 2018), for which the related specific allowance for credit losses was $22 million as of September 30, 2019 ($17 million as of December 31, 2018). Placing these loans in non-accrual status has resulted in interest income not recognized totaling $63 million for the period ended September 30, 2019. There were no other sovereign-guaranteed loans over 180 days past due, impaired or in non-accrual status.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. Venezuela became a shareholder of the IDB when the institution was founded in 1959, has reiterated its commitment to the Bank and its intention to undertake payments. Even though the non-accrual period could potentially be lengthy, the Bank still expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the specific allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly.

**Borrowing operations**
During the first nine months of the year, the Bank issued bonds for a total face amount of $16,358 million (2018 – $17,865 million) that generated proceeds of $16,423 million (2018 – $17,831 million), representing decreases of $1,327 million and $1,408 million, respectively, compared to the same period last year. The average life of new issues was 5.3 years in 2019 (2018 – 5.3 years).

During 2019, the Bank continues to be rated Triple-A by the major credit rating agencies.

The Debt-to-Equity ratio at September 30, 2019 was 3.0, compared to 2.9 at the end of last year (See **Table 1**).

**Financial results**
Operating income during the first nine months of 2019 was $741 million, compared to $602 million for the same period last year, an increase of $139 million. This increase was mainly due to higher net interest income of $165 million, a $51 million gain from the unwinding of swaps to manage our equity duration, an increase in net investment gains of $58 million; which were offset by a change in the provision for loan and guarantee losses of $109 million (See **Table 2**).

During the nine months ended September 30, 2019, the trading investments portfolio experienced net mark-to-market gains of $30 million, compared to $28 million losses during the nine months ended September 30, 2018. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and
· losses, added income of $30 million during the first nine months of 2019 compared to $15 million during the same period in 2018.

The provision for loan and guarantee losses was $62 million compared to the credit of $47 million in the first nine months of 2018. The provision for the first nine months of 2019 was mainly due to a new NSG loan classified as impaired, the deterioration in the conditions of certain NSG loans, an increase in the specific loan loss allowance of the sovereign-guaranteed portfolio, offset by the repayments of certain NSG loans.

The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $398 million for the nine months ended September 30, 2019, compared to $173 million losses for the same period in 2018. Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates.


# CAPITAL ADEQUACY

The Bank's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality and regional concentration of its borrowers. Specific risk limits in terms of capital requirements for investments and derivatives are also included that enables Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors. The Bank is operating within its policy limits.


# CONDENSED BALANCE SHEET

**Loan Portfolio**
The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries, to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of

requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

In addition, the Bank may make loans and guarantees directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also lends to other multilateral development institutions without sovereign guarantee. NSG loans operations are currently capped to an amount such that economic capital requirements for such operations do not exceed 20% of the Bank's Total Equity[3]. During the seven-year period that started on January 1, 2016, NSG loans activities are being originated by the IIC and cofinanced by the Bank and the IIC. Refer to the Transfers to the Inter-American Investment Corporation section for further information.

The loan portfolio is the Bank's principal earning asset, of which 94% at September 30, 2019 was sovereign-guaranteed (unchanged from December 31, 2018). At September 30, 2019, the total volume of outstanding loans was $94,319 million, of which $4,646 million was under concessional terms, compared with $93,377 million and $4,709 million, respectively, as of December 31, 2018. The increase in the loan portfolio is driven by the sustained growth in the level of approvals of development-related assets during the period 2017-2019 (20% increase relative to the period 2011-2016) and continued execution of loan portfolio. During 2019, loan disbursements ($6,472 million) exceeded loan collections ($5,269 million).

As of September 30, 2019, 6.3% of the outstanding loans and guarantees exposure was for non-sovereign-guaranteed loans, compared to 6.4% at December 31, 2018. The non-sovereign-guaranteed loan portfolio, including loans to other multilateral development institutions, totaled $5,569 million, compared to $5,670 million at December 31, 2018.

**Investment Portfolio**
The Bank's investment portfolio is substantially comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank's liquidity policy.

**Borrowing Portfolio**
The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $5,970 million compared with December 31, 2018, primarily due to a higher amount of new borrowings ($16,626 million) than maturities ($9,888 million), which was partially offset by a decrease in the fair value of borrowings and related swaps ($853 million).

**Equity**
Equity at September 30, 2019, was $34,077 million, an increase of $1,148 million from December 31, 2018, mainly reflecting net income of $1,141 million, offset by a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and a $55 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk.

---

(3) As of June 30, 2019, the date of the latest quarterly report to the Board of Executive Directors, the economic capital requirements of non-sovereign-guaranteed operations was $1,521 million, or 4 6% of the Bank's Total Equity, as compared to $1,636 million, or 5 1%, respectively, as of December 31, 2018

**Table 1** presents the composition of the Debt-to-Equity ratio as of September 30, 2019 and December 31, 2018. The ratio increased from 2.9 to 3.0 mainly resulting from an increase in borrowings outstanding.

### TABLE 1: TOTAL DEBT-TO-EQUITY RATIO
*(Amounts expressed in millions of United States dollars)*

|                                                              |    | September 30, 2019 |    | December 31, 2018 |
|--------------------------------------------------------------|----|--------------------|----|-------------------|
| **Borrowings outstanding after swaps and guarantee exposure** | $  | 98,900             | $  | 92,945            |
| **Equity**                                                   |    |                    |    |                   |
| Paid-in capital stock                                        |    | 11,852             |    | 11,851            |
| Capital subscriptions receivable                             |    | (6)                |    | (6)               |
|                                                              |    | 11,846             |    | 11,845            |
| Less Receivable from members                                 |    | 820                |    | 822               |
| Retained earnings                                            |    |                    |    |                   |
| General reserve                                              |    | 20,486             |    | 19,341            |
| Special reserve                                              |    | 2,565              |    | 2,565             |
|                                                              |    | 34,077             |    | 32,929            |
| **Minus:**                                                   |    |                    |    |                   |
| Borrowing countries' local currency cash balances            |    | 188                |    | 389               |
| Accumulated other comprehensive income                       |    | 514                |    | 460               |
| **Total Equity**                                             | $  | 33,375             | $  | 32,080            |
| **Total Debt-to-Equity Ratio**                               |    | 3.0                |    | 2.9               |

### Transfers to the IDB Grant Facility

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2019, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved income transfers from the Bank to the GRF amounting to $54 million.

### Transfers to the Inter-American Investment Corporation

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG loans activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

As part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders. Further, the IIC receives additional capital from its shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the Bank and the IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2019, the Board of Governors approved a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings (2018 - $50 million).

## RESULTS OF OPERATIONS

**Table 2** shows a breakdown of Operating Income. For the nine months ended September 30, 2019, Operating Income was $741 million compared to $602 million for the same period last year, an increase of $139 million. This increase was mainly due to higher net interest income, a $51 million gain from the unwinding of swaps to manage our equity duration, an increase in net investment gains, which were offset by a change in the provision for loan and guarantee losses.

The Bank had net interest income of $1,299 million during the first nine months of 2019, compared to $1,134 million for the same period last year. This was mostly due to the increase of loan interest income from a larger loan portfolio.

Net mark-to-market investment gains amounted to $30 million, compared to $28 million losses for the same period in 2018, mainly due to the mark-to-market impact of lower interest rates and compressing credit spreads.

The provision for loan and guarantee losses was $62 million compared to the credit of $47 million in the first nine months of 2018. The provision for the first nine months of 2019 was mainly due to a new NSG loan classified as impaired, the deterioration in the conditions of certain NSG loans, an increase in the specific loan loss allowance of the sovereign-guaranteed portfolio, offset by the repayments of certain NSG loans.

### TABLE 2: OPERATING INCOME
*(Expressed in millions of United States dollars)*

| | Nine months ended September 30, | | 2019 vs |
|---|---|---|---|
| | 2019 | 2018 | 2018 |
| Loan interest income[1] | $ 2,526 | $ 2,137 | $ 389 |
| Investment interest income[1] | 749 | 629 | 120 |
| Other interest income | 1 | 1 | - |
| | 3,276 | 2,767 | 509 |
| **Less:** | | | |
| Borrowing expenses[1] | 1,977 | 1,633 | 344 |
| Net interest income | 1,299 | 1,134 | 165 |
| Other loan income | 96 | 82 | 14 |
| Net investment gains (losses) | 30 | (28) | 58 |
| **Other expenses:** | | | |
| Provision (credit) for loan and guarantee losses | 62 | (47) | 109 |
| Net non-interest expense | 622 | 633 | (11) |
| Total | 684 | 586 | 98 |
| **Operating Income** | $ 741 | $ 602 | $ 139 |

(1) Amounts represent an after swap basis

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2019 and 2018, and the year ended December 31, 2018 are shown in **Table 3.**

**TABLE 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS**
*(Amounts expressed in millions of United States dollars)*

| | Nine months ended September 30, 2019 | | Nine months ended September 30, 2018 | | Year ended December 31, 2018 | |
|---|---|---|---|---|---|---|
| | **Average Balance** | **Return/ Cost %** | **Average Balance** | **Return/ Cost %** | **Average Balance** | **Return/ Cost %** |
| Loans[1] | $ 94,426 | 3.58 | $ 89,497 | 3.19 | $ 90,029 | 3.27 |
| Liquid investments[2][3] | 36,773 | 2.89 | 38,000 | 2.09 | 37,233 | 2.24 |
| Total earning assets | $ 131,199 | 3.39 | $ 127,497 | 2.86 | $ 127,262 | 2.97 |
| Borrowings | $ 96,896 | 2.84 | $ 93,623 | 2.33 | $ 93,375 | 2.42 |
| Net interest margin[4] | | 1.32 | | 1.19 | | 1.22 |

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns
(3) Includes gains and losses
(4) Represents annualized net interest income as a percent of average earnings assets

### Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. **Table 4** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

Management considers core operating income as a more representative measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign lending charges and the impact of changes in interest rates on equity funded assets, as well as changes in net non-interest expense.

During 2019, core operating income changes have been mostly related to an increase in loan interest income mainly due to a larger loan portfolio.

**TABLE 4: CORE OPERATING INCOME**
*(Expressed in millions of United States dollars)*

| | Nine months ended September 30, | | |
|---|---|---|---|
| **Core Operating Income (Non-GAAP Measure)** | **2019** | **2018** | **2019 vs 2018** |
| **Operating Income (Reported)** | $ 741 | $ 602 | $ 139 |
| Less | | | |
| Net investment gains (losses) | 30 | (28) | 58 |
| Add | | | |
| Provision (credit) for loan and guarantee losses | 62 | (47) | 109 |
| **Core operating income** | $ 773 | $ 583 | $ 190 |

## COMMITMENTS

### Guarantees

The Bank makes non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program.

**Contractual Obligations**

The Bank's most significant contractual obligations relate to the repayment of borrowings. As of September 30, 2019, the weighted average maturity of the medium- and long-term borrowing portfolio, after swaps, was 3.6 years with contractual maturity dates through 2058[4]. In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed signed loans ($23,036 million at September 30, 2019), Short-term borrowings, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

## LIQUIDITY MANAGEMENT

**Table 5** shows a breakdown of the trading investments portfolio and related swaps at September 30, 2019 and December 31, 2018, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains (losses) on securities held at the end of the respective period.

**TABLE 5: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS**
*(Expressed in millions of United States dollars)*

| | September 30, 2019 | | December 31, 2018 | |
| | Fair Value [1] | Unrealized Gains (Losses) | Fair Value [1] | Unrealized Gains (Losses) |
|---|---|---|---|---|
| Security Class | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 5,560 | $ 13 | $ 1,730 | $ 11 |
| U S Government-sponsored enterprises | 502 | 7 | 547 | (2) |
| Obligations of non-U S governments | 4,806 | 15 | 4,932 | - |
| Obligations of non-U S agencies | 12,219 | 149 | 9,612 | 8 |
| Obligations of non-U S sub-sovereigns | 4,209 | 69 | 3,167 | 8 |
| Obligations of supranationals | 1,148 | 8 | 1,131 | 2 |
| Bank obligations | 8,378 | 35 | 9,226 | (8) |
| Corporate securities | 1,479 | 12 | 1,710 | (2) |
| Mortgage-backed securities | 7 | - | 8 | - |
| Asset-backed securities | 17 | (1) | 24 | (2) |
| Total trading investments | 38,325 | 307 | 32,087 | 15 |
| Currency and interest rate swaps - investments-trading | (277) | (283) | 22 | (29) |
| Total | $ 38,048 | $ 24 | $ 32,109 | $ (14) |

(1) Includes accrued interest of $149 million (2018 - $169 million) for trading investments and $(53) million (2018 - $(67) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges

## COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

**Table 6** provides details of the estimated current credit exposure of the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2019, the credit exposure amounted to $38,407 million, compared to $32,113 million as of December 31, 2018. The credit quality of the portfolios continues to be high, as 93.9% of the counterparties are rated AAA, AA, or equivalent short-term ratings (A1+),

(4) The maturity structure of medium- and long-term borrowings outstanding at the end of 2018 is presented in Schedule I-3 to the December 31, 2018 financial statements

5.2% are rated A, and 0.9% are rated BBB or below, compared to 88.4%, 2.7%, 7.3% and 1.6%, respectively, at December 31, 2018.

**TABLE 6: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY**[1]
*(Amounts expressed in millions of United States dollars)*

| | September 30, 2019 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Investments | | | | | Total Exposure on | |
| Counterparty rating | Governments and Agencies | Banks | Corporates | ABS and MBS | Net Swap Exposure | Investments and Swaps | % of Total |
| A1+ | $ 2,902 | $ 25 | $ 200 | $ - | $ - | $ 3,127 | 8 1 |
| AAA | 10,902 | 1,196 | 15 | - | - | 12,113 | 31 6 |
| AA | 12,877 | 6,574 | 1,264 | 7 | 77 | 20,799 | 54 2 |
| A | 1,407 | 583 | - | - | 5 | 1,995 | 5 2 |
| BBB | 92 | - | - | - | - | 92 | 0 2 |
| BB | 264 | - | - | 4 | - | 268 | 0 7 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | - | - | 13 | - | 13 | - |
| Total | $ 28,444 | $ 8,378 | $ 1,479 | $ 24 | $ 82 | $ 38,407 | 100.0 |

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i e 1-3), symbolic (i e +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating
(2) Includes assets not currently rated

| | December 31, 2018 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Investments | | | | | Total Exposure on | |
| Counterparty rating | Governments and Agencies | Banks | Corporates | ABS and MBS | Net Swap Exposure | Investments and Swaps | % of Total |
| A1+ | $ 663 | $ - | $ 213 | $ - | $ - | $ 876 | 2 7 |
| AAA | 9,814 | 1,000 | 304 | 1 | - | 11,119 | 34.6 |
| AA | 8,945 | 7,112 | 1,193 | 15 | 24 | 17,289 | 53 8 |
| A | 1,244 | 1,114 | - | - | 2 | 2,360 | 7 3 |
| BBB | 115 | - | - | 4 | - | 119 | 0 4 |
| BB | 338 | - | - | - | - | 338 | 1 1 |
| B | - | - | - | - | - | - | - |
| CCC | - | - | - | - | - | - | - |
| CC and below[2] | - | - | - | 12 | - | 12 | 0 1 |
| Total | $ 21,119 | $ 9,226 | $ 1,710 | $ 32 | $ 26 | $ 32,113 | 100 0 |

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i e 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies The group A1+ refers to the highest short-term rating
(2) Includes assets not currently rated

## SUBSEQUENT AND OTHER DEVELOPMENTS

### Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets affects the funded status of the Plans. As of September 30, 2019, increases in assets due to positive returns in most major asset classes, were offset by increases in pension liabilities due to decreases in discount rates. Accordingly, as of September 30, 2019 and December 31, 2018, the Plans' assets represent approximately 86% and 91% of their benefit obligations, respectively. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans' liabilities are re-measured, as required by U.S. GAAP.

**Replacement of LIBOR**

In a July 2017 announcement, the United Kingdom Financial Conduct Authority questioned the sustainability of LIBOR in its current form, advocating a transition away from reliance on LIBOR to alternative reference rates and stating it will no longer persuade or compel LIBOR panel banks to submit rate quotes after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve Board and the New York Fed convened the Alternative Reference Rate Committee (ARRC) in 2014 to facilitate the transition from U.S. Dollar LIBOR to a more robust benchmark replacement rate. In April 2018, the Federal Reserve Bank of New York started publishing the AARC's recommended alternative, the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. This reference rate is expected to replace U.S. Dollar LIBOR. Since then, one-month and three-month SOFR future contracts have started trading, and various Floating Rate Notes (FRN) linked to SOFR have been issued.

In 2018, the Bank established a multi-disciplinary working group to manage the transition away from LIBOR and other IBOR base rates. The purpose of the working group is to assess Bank exposure, and to devise and implement an orderly shift from IBOR rates to the relevant new replacement rates. As part of this exercise, the Bank is considering operational, legal, financial, market, and risk aspects. It has begun to assess sovereign-guaranteed and non-sovereign guaranteed lending operations, funding operations, and derivatives transactions, among others.

On the operational side, the Bank prices its sovereign-guaranteed loans on a pass-through basis, where funding costs are passed through to its borrowers.

On the funding side, the Bank has ceased issuance of its FRN linked to LIBOR, and all outstanding LIBOR FRNs will reset before LIBOR discontinuation date currently scheduled for the end of 2021. Additionally, the Bank has now issued its first SOFR linked FRN. Initially issued at an aggregate principal amount of $600 million on September 30, 2019, this issuance has subsequently been tapped now reaching an outstanding balance of $1,000 million.

**Management Changes**

On August 2, 2019, Mr. Diego Murguiondo was appointed as General Manager of the Budget and Administrative Services Department, effective September 1, 2019. In addition, on October 23, 2019, Mr. Martin Bes was appointed as Secretary of the Bank, effective November 1, 2019.

# Condensed Quarterly Financial Statements
# (Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED BALANCE SHEET
*(Expressed in millions of United States dollars)*

| | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| | (Unaudited) | | (Unaudited) | |
| **ASSETS** | | | | |
| Cash and investments | | | | |
| Cash - Note J | $ 643 | | $ 835 | |
| Investments - Trading - Notes C, I and J | 38,176 | $ 38,819 | 31,918 | $ 32,753 |
| Securities purchased under resale agreements - Note G | | 500 | | - |
| Developmental assets | | | | |
| Loans outstanding - Notes D, E and J | 94,319 | | 93,377 | |
| Allowance for loan losses | (421) | | (426) | |
| Debt securities - Note I | 112 | 94,010 | 18 | 92,969 |
| Accrued interest and other charges | | 1,010 | | 961 |
| Currency and interest rate swaps - Notes H, I, J and K | | | | |
| Investments - Trading | 76 | | 217 | |
| Loans | 789 | | 693 | |
| Borrowings | 1,511 | | 391 | |
| Other | 2 | 2,378 | 6 | 1,307 |
| Other assets - Note D | | 1,372 | | 1,469 |
| **Total assets** | | $ 138,089 | | $ 129,459 |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities** | | | | |
| Borrowings - Notes F, H, I, J and K | | | | |
| Short-term | $ 1,346 | | $ 1,142 | |
| Medium- and long-term | | | | |
| Measured at fair value | 61,575 | | 57,819 | |
| Measured at amortized cost | 35,174 | $ 98,095 | 30,962 | $ 89,923 |
| Currency and interest rate swaps - Notes H, I, J and K | | | | |
| Investments - Trading | 300 | | 128 | |
| Loans | 514 | | 238 | |
| Borrowings | 1,877 | | 2,959 | |
| Other | 1 | 2,692 | 9 | 3,334 |
| Payable for investment securities purchased | | 540 | | 512 |
| Payable for cash collateral received | | 89 | | 47 |
| Due to IDB Grant Facility - Note L | | 258 | | 246 |
| Accrued interest on borrowings | | 617 | | 667 |
| Accrued interest on swaps, net | | 215 | | 166 |
| Liabilities under retirement benefit plans - Note O | | 528 | | 554 |
| Undisbursed special programs | | 202 | | 212 |
| Other liabilities - Note D | | 776 | | 869 |
| **Total liabilities** | | 104,012 | | 96,530 |
| **Equity** | | | | |
| Capital stock - Note M | | | | |
| Subscribed 14,170,108 shares | 170,940 | | 170,940 | |
| Less callable portion | (164,901) | | (164,901) | |
| Additional paid-in capital | 5,813 | | 5,812 | |
| | 11,852 | | 11,851 | |
| Capital subscriptions receivable | (6) | | (6) | |
| Receivable from members - Note N | (820) | | (822) | |
| Retained earnings | 22,537 | | 21,446 | |
| Accumulated other comprehensive income | 514 | 34,077 | 460 | 32,929 |
| **Total liabilities and equity** | | $ 138,089 | | $ 129,459 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
*(Expressed in millions of United States dollars)*

| | Three months ended September 30, | | | Nine months ended September 30, | | |
|---|---|---|---|---|---|---|
| | 2019 | | 2018 | 2019 | | 2018 |
| | (Unaudited) | | | (Unaudited) | | |
| **Income** | | | | | | |
| Loans, after swaps - Note D and H | $ | 842 | $ 792 | $ | 2,622 | 2,219 |
| Investments - Notes C and H | | | | | | |
| Interest | | 248 | 237 | | 749 | 629 |
| Net gains (losses) | | (4) | (24) | | 30 | (28) |
| Other interest income - Notes H and K | | 2 | - | | 1 | 1 |
| Other | | 8 | 12 | | 36 | 29 |
| Total income | | 1,096 | 1,017 | | 3,438 | 2,850 |
| | | | | | | |
| **Expenses** | | | | | | |
| Borrowing expenses, after swaps - Note F, H and I | | 597 | 614 | | 1,977 | 1,633 |
| Provision (credit) for loan and guarantee losses - Note E | | 57 | (21) | | 62 | (47) |
| Administrative expenses | | 202 | 208 | | 593 | 602 |
| Special programs | | 30 | 25 | | 65 | 60 |
| Total expenses | | 886 | 826 | | 2,697 | 2,248 |
| | | | | | | |
| **Operating income** | | 210 | 191 | | 741 | 602 |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes F, H and K | | 149 | (16) | | 398 | (173) |
| Other components of net pension benefit costs - Note O | | 13 | 19 | | 56 | 56 |
| Board of Governors approved transfers - Note L | | - | - | | (54) | - |
| **Net income** | | 372 | 194 | | 1,141 | 485 |
| **Retained earnings, beginning of period** | | 22,165 | 20,895 | | 21,446 | 20,670 |
| Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk | | - | - | | - | (16) |
| Distributions on behalf of shareholders - Note T | | - | - | | (50) | (50) |
| **Retained earnings, end of period** | $ | 22,537 | $ 21,089 | $ | 22,537 | $ 21,089 |

## CONDENSED STATEMENT OF COMPREHENSIVE INCOME
*(Expressed in millions of United States dollars)*

| | Three months ended September 30, | | | Nine months ended September 30, | | |
|---|---|---|---|---|---|---|
| | 2019 | | 2018 | 2019 | | 2018 |
| | (Unaudited) | | | (Unaudited) | | |
| **Net income** | $ | 372 | $ 194 | $ | 1,141 | $ 485 |
| **Other comprehensive income (loss)** | | | | | | |
| Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note O | | 3 | 5 | | (1) | 17 |
| Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk | | 125 | (16) | | 55 | (89) |
| Total other comprehensive income (loss) | | 128 | (11) | | 54 | (72) |
| **Comprehensive income** | $ | 500 | $ 183 | $ | 1,195 | $ 413 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## CONDENSED STATEMENT OF CASH FLOWS
*(Expressed in millions of United States dollars)*

| | Nine months ended September 30, | | | |
|---|---|---|---|---|
| | **2019** | | **2018** | |
| **Cash flows from lending and investing activities** | **(Unaudited)** | | **(Unaudited)** | |
| Lending | | | | |
| Loan disbursements | $ | **(6,472)** | $ | (5,687) |
| Loan collections | | **5,269** | | 4,701 |
| Net cash used in lending activities | | **(1,203)** | | (986) |
| Purchase of debt securities | | **(103)** | | - |
| Purchase of property, net | | **(28)** | | (31) |
| Miscellaneous assets and liabilities, net | | **14** | | 60 |
| Net cash used in lending and investing activities | | **(1,320)** | | (957) |
| **Cash flows from financing activities** | | | | |
| Medium- and long-term borrowings | | | | |
| Proceeds from issuance | | **16,423** | | 17,831 |
| Repayments | | **(9,888)** | | (13,885) |
| Short-term borrowings, net | | **203** | | 88 |
| Cash collateral returned | | **43** | | (18) |
| Collections of receivable from members | | **10** | | 2 |
| Distributions paid on behalf of shareholders | | **(50)** | | (50) |
| Payments of maintenance of value to members | | **(51)** | | - |
| Net cash provided by financing activities | | **6,690** | | 3,968 |
| **Cash flows from operating activities** | | | | |
| Gross purchases of trading investments | | **(46,913)** | | (48,956) |
| Gross proceeds from sale or maturity of trading investments | | **41,348** | | 45,958 |
| Securities purchased under resale agreements | | **(500)** | | - |
| Loan income collections, after swaps | | **2,557** | | 1,980 |
| Interest and other costs of borrowings, after swaps | | **(1,936)** | | (1,762) |
| Income from investments | | **581** | | 493 |
| Other interest income | | **-** | | 1 |
| Other income | | **37** | | 31 |
| Administrative expenses | | **(546)** | | (543) |
| Transfers to the IDB Grant Facility | | **(41)** | | (72) |
| Special programs | | **(76)** | | (73) |
| Net cash used in operating activities | | **(5,489)** | | (2,943) |
| **Effect of exchange rate fluctuations on Cash** | | **(73)** | | 2 |
| **Net increase (decrease) in Cash** | | **(192)** | | 70 |
| **Cash, beginning of period** | | **835** | | 896 |
| **Cash, end of period** | $ | **643** | $ | 966 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

## NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2018 financial statements and notes therein included in the Bank's Information Statement dated March 1, 2019. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

**Accounting pronouncements**

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect a current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. Subsequent amendments and targeted improvements to ASU 2016-13 were issued in the form of additional ASUs. The Bank continues to test and validate its expected credit loss models that satisfy the requirements of the new standard and plans to complete parallel run analysis, including adoption impact assessment, and refinements of business processes in the fourth quarter of 2019. For the Bank, this ASU and the related ASUs are effective January 1, 2020. The Bank will follow the modified-retrospective approach and record a cumulative-effect adjustment to the 2020 opening retained earnings upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. The ASU eliminates, modifies and adds certain disclosure requirements for fair value measurements. For the Bank, this ASU is effective January 1, 2020. The ASU permits early adoption of any removed or modified disclosures upon issuance of the ASU and the delay of the adoption of the additional disclosures until their effective date. The Bank early adopted the removed and modified disclosure requirements following the retrospective approach as of December 31, 2018, and is currently in the process of assessing the impact of the remaining disclosure requirements in the ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. For the Bank, this ASU is effective January 1, 2021. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

## NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA- (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA- and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

A summary of the trading portfolio instruments at September 30, 2019 and December 31, 2018 is shown in Note I – Fair Value Measurements.

## NOTE D – LOANS AND GUARANTEES

The Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. FFF loans have an interest rate based on LIBOR plus an actual funding margin as well as the Bank's lending spread.

The Bank also makes highly concessional loans to the least developed borrowing members, their agencies or political sub-divisions, and is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

### Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG loans operations, or with a member country sovereign counter-guarantee.

Under the NSG loans' Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee, the borrower incurs the underlying financial obligation, and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 2 to 15years, except for trade related guarantees that have maturities of up to 3 years. As of September 30, 2019 and December 31, 2018, guarantees of $439 million and $454 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

| | September 30, 2019 | | | | December 31, 2018 | | | |
|---|---|---|---|---|---|---|---|---|
| | NSG [1] | NSG TFFP [1] | SG [2] | Total | NSG [1] | NSG TFFP [1] | SG [2] | Total |
| a+ to a- | $ 40 | $ - | $ - | $ 40 | $ 44 | $ - | $ - | $ 44 |
| bbb+ to bbb- | - | - | 60 | 60 | - | - | 60 | 60 |
| bb+ to bb- | 105 | 58 | - | 163 | 117 | 20 | - | 137 |
| b+ to b- | 58 | 118 | - | 176 | 65 | 148 | - | 213 |
| ccc+ to cc | - | - | - | - | - | - | - | - |
| Total | $ 203 | $ 176 | $ 60 | $ 439 | $ 226 | $ 168 | $ 60 | $ 454 |

(1)   NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale
(2)   SG guarantees rating is assigned to each borrower country by S&P

## Multilateral Development Banks (MDBs) Exposure Exchange Agreements

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into Master Exposure Exchange Agreements (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal nonpayment) between MDBs for exposures from borrowing countries in which an MDB is concentrated, to countries in which an MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that are part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within bank limits, which require the aggregate notional amount of said transactions to remain within 10% of the outstanding loan balance of the sovereign-guaranteed portfolio, and individual country exposures incurred as EEA Seller not exceeding the Bank's 10th largest sovereign-guaranteed exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2019 and December 31, 2018, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

| EEA Seller | | | |
|---|---|---|---|
| | | **S&P Rating** | |
| **Country** | **Amount** | **As of September 30, 2019** | **As of December 31, 2018** |
| Angola | $ 85 | B- | B- |
| Armenia | 118 | BB- | BB- |
| Bosnia & Herzegovina | 99 | B | B |
| Egypt | 720 | B | B |
| Georgia | 97 | BB- | BB- |
| Indonesia | 535 | BBB | BBB- |
| Jordan | 144 | B+ | B+ |
| Macedonia | 130 | BB- | BB- |
| Montenegro | 116 | B+ | B+ |
| Morocco | 990 | BBB- | BBB- |
| Nigeria | 95 | B | B |
| Pakistan | 276 | B- | B |
| Serbia | 195 | BB | BB |
| Tunisia | 990 | B | B |
| Turkey | 311 | B+ | B+ |
| Total | $ 4,901 | | |

| EEA Buyer | | | |
|---|---|---|---|
| | | **S&P Rating** | |
| **Country** | **Amount** | **As of September 30, 2019** | **As of December 31, 2018** |
| Argentina | $ 750 | CCC- | B |
| Bolivia | 92 | BB- | BB- |
| Brazil | 820 | BB- | BB- |
| Chile | 66 | A+ | A+ |
| Colombia | 397 | BBB- | BBB- |
| Costa Rica | 43 | B+ | B+ |
| Dominican Republic | 460 | BB- | BB- |
| Ecuador | 1,066 | B- | B- |
| Mexico | 800 | BBB+ | BBB+ |
| Panama | 207 | BBB+ | BBB |
| Trinidad & Tobago | 200 | BBB | BBB+ |
| Total | $ 4,901 | | |

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a paripassu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2019 and December 31, 2018, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $452 million and $482 million, respectively.

## NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 94% of the loans are sovereign-guaranteed as of September 30, 2019.

### Sovereign-guaranteed loans
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

A loan is considered to be impaired if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All sovereign-guaranteed loans in non-accrual status are deemed to be impaired. For the Bank, the likelihood of experiencing an event of protracted arrears in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign non-accrual event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the resolution of a non-accrual event, the Bank suffers an economic loss from not charging interest on overdue interest while the event of non-accrual lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of September 30, 2019 and December 31, 2018, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

| Country Ratings | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| A+ to A- | $ | 826 | $ | 856 |
| BBB+ to BBB- | | 32,096 | | 31,770 |
| BB+ to BB- | | 27,305 | | 27,339 |
| B+ to B- | | 13,405 | | 25,382 |
| CCC+ to CC | | 12,760 | | - |
| SD | | 2,358 | | 2,360 |
| Total | $ | 88,750 | $ | 87,707 |

The ratings presented above have been updated as of September 30, 2019 and December 31, 2018, respectively.

### Non-sovereign-guaranteed loans
The Bank does not benefit from sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

The Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers several factors. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the loss given default for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of September 30, 2019 and December 31, 2018, including loans to other multilateral development institutions, as represented by the internal credit risk classification, is as follows (in millions):

| Internal Credit Risk Classification [1] | September 30, 2019 | December 31, 2018 |
|---|---|---|
| aa+ to aa- | $ 287 | $ 185 |
| a+ to a- | 434 | 429 |
| bbb+ to bbb- | 339 | 361 |
| bb+ to bb- | 1,787 | 1,929 |
| b+ to b- | 2,108 | 2,305 |
| ccc+ to d | 614 | 461 |
| Total | $ 5,569 | $ 5,670 |

(1)　NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale.

**Past due, non-accrual and impaired loans**

In 2018, all loans to the Republic of Venezuela (Venezuela) were placed in non-accrual status and classified as impaired. As of September 30, 2019, sovereign-guaranteed loans to Venezuela in arrears for over 180 days were $365 million, including interest. The outstanding balance of loans to Venezuela in non-accrual status and classified as impaired amounted to $2,011 million (unchanged from 2018), for which the related specific allowance for credit losses was $22 million as of September 30. 2019 ($17 million as of December 31, 2018). Placing these loans in non-accrual status has resulted in interest income not recognized totaling $63 million for the period ended September 30, 2019. Although the non-accrual period could be potentially lengthy, the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are eventually restored to an accrual basis. The specific allowance represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly. A summary of financial information related to non-accrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2019 and 2018 (in millions):

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2019 | 2018 [1] | 2019 | 2018 [1] |
| Average recorded investment during the period | $ 2,011 | $ 2,011 | $ 2,011 | $ 2,011 |
| Loan income recognized on cash basis | - | 1 | - | 11 |
| Loan income that would have been recognized on an accrual basis during the period | 20 | 20 | 63 | 87 |

(1)　The loans to Venezuela were placed in non-accrual status since May 2018

There were no other sovereign-guaranteed loans 180 days or more past due, impaired or in non-accrual status as of September 30, 2019 and December 31, 2018.

As of September 30, 2019, NSG loans 90 or more days past due amounted to $95 million ($103 million at December 31, 2018). NSG loans with outstanding balances of $378 million were on non-accrual status at September 30. 2019 ($379 million at December 31, 2018).

The Bank's recorded investment in NSG loans classified as impaired was $378 million at September 30, 2019 ($379 million at December 31, 2018). Impaired loans have a total specific allowance for loan losses of $186 million ($228 million at December 31, 2018).

A summary of financial information related to NSG impaired loans affecting the results of operations for the three and nine months ended September 30, 2019 and 2018 is as follows (in millions):

| | Three months ended September 30, | | | | Nine months ended September 30, | | | |
|---|---|---|---|---|---|---|---|---|
| | **2019** | | **2018** | | **2019** | | **2018** | |
| Average recorded investment during the period | $ | 391 | $ | 400 | $ | 387 | | 429 |
| Loan income recognized on cash-basis | | 2 | | 5 | | 8 | | 12 |
| Loan income that would have been recognized on an accrual basis during the period | | 6 | | 6 | | 18 | | 20 |

## Allowance for Loan and Guarantee Losses

*Sovereign-guaranteed portfolio:* A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees, except for those loans deemed impaired. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed on non-accrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract. An allowance is assessed for this exposure at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics.

*Non-sovereign-guaranteed portfolio:* For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years (one year for TFFP). Based upon (i) the probability of default rate for each transaction, (ii) the amount of credit exposure and (iii) the loss given default, the required level of the collective loss allowance is determined. The Bank has specific loss allowances for impaired loans, which are individually evaluated.

The changes in the allowance for loan and guarantee losses for the period ended September 30, 2019 and the year ended December 31, 2018, were as follows (in millions):

| | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 434 | $ | 553 |
| Provision (credit) for loan and guarantee losses | | 62 | | (35) |
| Write-off | | (68) | | (84) |
| Balance, end of period | $ | 428 | $ | 434 |
| | | | | |
| Composed of | | | | |
| Allowance for loan losses | $ | 421 | $ | 426 |
| Allowance for guarantee losses [1] | | 7 | | 8 |
| Total | $ | 428 | $ | 434 |

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet

The changes in the allowance for loan and guarantee losses by portfolio for the period ended September 30, 2019 and the year ended December 31, 2018, were as follows (in millions):

**Sovereign-guaranteed portfolio:**

| Specific allowance | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 17 | $ | - |
| Provision for loan and guarantee losses | | 5 | | 17 |
| Balance, end of period | $ | 22 | $ | 17 |

| Collective allowance | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 5 | $ | 2 |
| Provision for loan and guarantee losses | | 13 | | 3 |
| Balance, end of period | $ | 18 | $ | 5 |

**Non-sovereign-guaranteed portfolio:**

| Specific allowance | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 228 | $ | 334 |
| Provision (credit) for loan and guarantee losses | | 26 | | (22) |
| Write-off | | (68) | | (84) |
| Balance, end of period | $ | 186 | $ | 228 |

| Collective allowance | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 184 | $ | 217 |
| Provision (credit) for loan and guarantee losses | | 18 | | (33) |
| Balance, end of period | $ | 202 | $ | 184 |

During the first nine months of 2019, there were no significant changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year.

**Troubled debt restructurings**
The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of a non-sovereign-guaranteed loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment. It is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the new terms specified in the restructuring agreement. A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement.

During the first nine months of 2019, there were no troubled debt restructurings of NSG loans classified as impaired, and there were no payment defaults on loans previously modified in a trouble debt restructuring.

During 2018, there were four troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $154 million, an undisbursed balance of $45 million, and a specific allowance for loan losses of $100 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date. There were no significant payment defaults on loans previously modified in a troubled debt restructuring.

## NOTE F – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2019 and 2018, as follows (in millions):

| | Three months ended September 30, | | | | Nine months ended September 30, | | | |
| | 2019 | | 2018 | | 2019 | | 2018 | |
|---|---|---|---|---|---|---|---|---|
| Borrowing expenses-Interest, after swaps | $ | (405) | $ | (371) | $ | (1,217) | $ | (1,112) |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions | | 175 | | 512 | | (1,199) | | 2,094 |
| Total changes in fair value included in Net income | $ | (230) | $ | 141 | $ | (2,416) | $ | 982 |

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2019 and December 31, 2018, was as follows (in millions):

| | September 30, 2019 | | December 31, 2018 | |
|---|---|---|---|---|
| Fair value | $ | 61,990 [1] | $ | 58,261 [1] |
| Unpaid principal outstanding | | 59,848 | | 57,926 |
| Fair value over unpaid principal outstanding | $ | 2,142 | $ | 335 |

(1) Includes accrued interest of $415 million at September 30, 2019 and $442 million at December 31, 2018

## NOTE G – REPURCHASE AND RESALE AGREEMENTS

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements. All contracts are subject to a maximum maturity of three months. The securities purchased or sold in resale and repurchase agreements are limited to US Treasury securities with maturities up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on the Bank's balance sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2019, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The Bank's repurchase and resale transactions are subject to enforceable master netting agreements. The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. As of September 30, 2019, there were no open positions eligible to be offset under enforceable netting agreements, and outstanding resale agreements amounted to $500 million (2018 - None). Also, there were no outstanding repurchase agreements.

## NOTE H – DERIVATIVES

### Risk management strategy and use of derivatives

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

### Accounting for derivatives

All derivatives are recognized in the Condensed Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The interest component of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, with the remaining changes in the fair value included in Income from Investments - Net gains (losses) for investment derivatives and in Net fair value adjustments on non-trading portfolios and foreign currency transactions for lending, borrowing and equity duration derivative instruments.

Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

### Financial statements presentation

The Bank's derivative instruments as of September 30, 2019 and December 31, 2018, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2019 and 2018, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flow as follows (in millions):

### Condensed Balance Sheet

| Derivatives not Designated as Hedging Instruments | Balance Sheet Location | September 30, 2019[1] | | December 31, 2018[1] | |
|---|---|---|---|---|---|
| | | Assets | Liabilities | Assets | Liabilities |
| Currency swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | $ 64 | $ 25 | $ 123 | $ 85 |
| | Loans | 789 | 71 | 666 | 28 |
| | Borrowings | 387 | 1,823 | 249 | 2,006 |
| | Accrued interest and other charges | | | | |
| | -On swaps, net | 6 | 28 | (55) | (25) |
| Interest rate swaps | Currency and interest rate swaps | | | | |
| | Investments - Trading | 12 | 275 | 94 | 43 |
| | Loans | - | 443 | 27 | 210 |
| | Borrowings | 1,124 | 54 | 142 | 953 |
| | Other | 2 | 1 | 6 | 9 |
| | Accrued interest and other charges | | | | |
| | -On swaps, net | (83) | 110 | (2) | 134 |
| Futures | Other liabilities | - | - | - | 1 |
| | | $ 2,301 | $ 2,830 | $ 1,250 | $ 3,444 |

(1)    Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements

## Condensed Statement of Income and Retained Earnings

| Derivatives not Designated as Hedging Instruments | Location of Gain or (Loss) from Derivatives | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|---|
| | | 2019 | 2018 | 2019 | 2018 |
| **Currency swaps** | | | | | |
| Investments - Trading | Income from Investments | | | | |
| | Interest | $ 21 | $ 21 | $ 61 | $ 46 |
| | Net gains (losses) | - | 24 | 32 | 94 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 81 | 2 | 38 | 154 |
| Loans | Income from loans, after swaps | (23) | (35) | (88) | (110) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 221 | (64) | 136 | 5 |
| Borrowings | Borrowing expenses, after swaps | 34 | 45 | 95 | 199 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | (284) | (410) | 65 | (1,440) |
| **Interest rate swaps** | | | | | |
| Investments - Trading | Income from Investments | | | | |
| | Interest | 5 | 13 | 36 | 25 |
| | Net gains (losses) | (39) | 6 | (298) | 76 |
| Loans | Income from loans, after swaps | (15) | (18) | (41) | (68) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | (60) | 56 | (260) | 260 |
| Borrowings | Borrowing expenses, after swaps | 15 | (57) | (156) | (54) |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | 351 | (163) | 1,863 | (1,043) |
| Other | Other interest income | - | - | (2) | 1 |
| | Net fair value adjustments on non-trading portfolios and foreign currency transactions | - | - | 4 | (8) |
| **Futures** | | | | | |
| Investments - Trading | Income from Investments | | | | |
| | Net gains (losses) | - | 1 | (1) | 1 |
| | | $ 307 | $ (579) | $ 1,484 | $ (1,862) |

## Condensed Statement of Cash Flows

| Derivatives not Designated as Hedging | Location of inflows (outflows) from Derivatives | Three months ended September 30, 2019 | Three months ended September 30, 2018 | Nine months ended September 30, 2019 | Nine months ended September 30, 2018 |
|---|---|---|---|---|---|
| Loans | **Cash flows from lending and investing activities:** | | | | |
| | Miscellaneous assets and liabilities, net | $ 37 | $ 27 | $ 49 | $ 51 |
| | **Cash flows from operating activities:** | | | | |
| | Loan income collections, after swaps | 90 | (53) | 3 | (190) |
| Borrowings | **Cash flows from financing activities:** | | | | |
| | Medium- and long-term borrowings | | | | |
| | Proceeds from issuance | (36) | 38 | 1 | (5) |
| | Repayments | (235) | (73) | (244) | (191) |
| | **Cash flows from operating activities:** | | | | |
| | Interest and other cost of borrowings, after swaps | (42) | 116 | (143) | 473 |
| Investments - Trading | **Cash flows from operating activities:** | | | | |
| | Gross purchase of trading investments | 25 | 41 | 20 | 60 |
| | Gross proceeds from sale or maturity of trading investments | (28) | 14 | 64 | (95) |
| | Income from investments | 18 | 62 | 84 | 73 |
| Other | **Cash flows from operating activities:** | | | | |
| | Other interest income | - | - | (1) | 1 |
| | | $ (171) | $ 172 | $ (167) | $ 177 |

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2019 and December 31, 2018 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. The Other category includes interest rate swaps used to maintain the equity duration within policy limits. Futures are shown at notional of the underlying contracts.

| | September 30, 2019 | | | | |
|---|---|---|---|---|---|
| | Currency swaps | | Interest Rate swaps | | Futures |
| Derivative type/Rate type | Receivable | Payable | Receivable | Payable | Underlying contract |
| Investments | | | | | |
| Fixed | $ - | $ 5,694 | $ - | $ 15,533 | $ - |
| Adjustable | 5,862 | 97 | 15,533 | - | - |
| Loans | | | | | |
| Fixed | - | 8,685 | 134 | 5,596 | - |
| Adjustable | 10,821 | 1,397 | 5,459 | 1 | - |
| Borrowings | | | | | |
| Fixed | 17,874 | 393 | 57,159 | - | - |
| Adjustable | 1,040 | 20,803 | 800 | 57,858 | - |
| Other | | | | | |
| Fixed | - | - | 581 | 163 | - |
| Adjustable | - | - | 163 | 581 | - |
| Futures | - | - | - | - | 17 |

| Derivative type/Rate type | December 31, 2018 | | | | | |
| --- | --- | --- | --- | --- | --- |
| | Currency swaps | | Interest Rate swaps | | Futures |
| | Receivable | Payable | Receivable | Payable | Underlying contract |
| Investments | | | | | |
| Fixed | $ 219 | $ 6,650 | $ - | $ 12,132 | $ - |
| Adjustable | 6,629 | 102 | 12,132 | - | - |
| Loans | | | | | |
| Fixed | - | 1,855 | 89 | 6,275 | - |
| Adjustable | 4,058 | 1,574 | 6,187 | 1 | - |
| Borrowings | | | | | |
| Fixed | 15,001 | 324 | 56,225 | - | - |
| Adjustable | 740 | 17,288 | 200 | 56,322 | - |
| Other | | | | | |
| Fixed | - | - | 863 | 200 | - |
| Adjustable | - | - | 200 | 863 | - |
| Futures | - | - | - | - | 129 |

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of September 30, 2019 and December 31, 2018 are as follows (in millions):

| Description | September 30, 2019 | December 31, 2018 |
| --- | --- | --- |
| Derivatives | | |
| Gross Amounts of Assets presented in the Balance Sheet[1] | $ 2,301 | $ 1,250 |
| Gross Amounts Not Offset in the Balance Sheet | | |
| Financial Instruments | (1,928) | (1,109) |
| Collateral Received [3] | (291) | (115) |
| Net Amount | $ 82 | $ 26 |
| | | |
| Derivatives | | |
| Gross Amounts of Liabilities presented in the Balance Sheet[2] | (2,830) | (3,444) |
| Gross Amounts Not Offset in the Balance Sheet | | |
| Financial Instruments | 1,928 | 1,109 |
| Collateral Pledged | - | - |
| Net Amount | $ (902) | $ (2,335) |

(1) Includes accrued interest of $(77) million and $(57) million in 2019 and 2018, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges

(2) Includes accrued interest of $138 million and $109 million in 2019 and 2018, respectively, presented in the Condensed Balance Sheet under Accrued interest and other charges

(3) Includes cash collateral amounting to $89 million (2018 - $47 million) The remaining amounts represent off-Balance Sheet U S Treasury securities received as collateral by the Bank

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreement).

**Close-out netting provisions**
The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies and, if so, provide that any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-

defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

**Terms of collateral agreements**

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at September 30, 2019 is $902 million ($2,335 million at December 31, 2018) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $270 million at September 30, 2019 ($1,503 million at December 31, 2018).

The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only to the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

## NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price.

Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2019 and December 31, 2018, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

**Financial assets:**

| Assets | Fair Value Measurements September 30, 2019 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 5,560 | $ 2,920 | $ 2,640 | $ - |
| U S Government-sponsored enterprises | 502 | - | 502 | - |
| Obligations of non-U S governments | 4,806 | 472 | 4,334 | - |
| Obligations of non-U S agencies | 12,219 | - | 12,219 | - |
| Obligations of non-U S sub-sovereigns | 4,209 | - | 4,209 | - |
| Obligations of supranationals | 1,148 | - | 1,148 | - |
| Bank obligations [2] | 8,377 | - | 8,377 | - |
| Corporate securities | 1,479 | - | 1,479 | - |
| Mortgage-backed securities | 7 | - | 7 | - |
| Asset-backed securities | 18 | - | 5 | 13 |
| Total Investments - Trading | 38,325 | 3,392 | 34,920 | 13 |
| Currency and interest rate swaps | 2,301 | - | 2,301 | - |
| Total | $ 40,626 | $ 3,392 | $ 37,221 | $ 13 |

(1)    Represents the fair value of the referred assets, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest and other charges of $149 million for trading investments and $(77) million for currency and interest rate swaps

(2)    May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits

| Assets | Fair Value Measurements December 31, 2018 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Trading | | | | |
| Obligations of the United States Government and its corporations and agencies | $ 1,730 | $ 1,730 | $ - | $ - |
| U S Government-sponsored enterprises | 547 | - | 547 | - |
| Obligations of non-U S governments | 4,932 | 1,244 | 3,688 | - |
| Obligations of non-U S agencies | 9,612 | - | 9,612 | - |
| Obligations of non-U S sub-sovereigns | 3,167 | - | 3,167 | - |
| Obligations of supranationals | 1,131 | - | 1,131 | - |
| Bank obligations [2] | 9,226 | - | 9,226 | - |
| Corporate securities | 1,710 | - | 1,710 | - |
| Mortgage-backed securities | 8 | - | 8 | - |
| Asset-backed securities | 24 | - | 12 | 12 |
| Total Investments - Trading | 32,087 | 2,974 | 29,101 | 12 |
| Currency and interest rate swaps | 1,250 | - | 1,250 | - |
| Total | $ 33,337 | $ 2,974 | $ 30,351 | $ 12 |

(1)    Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges of $169 million for trading investments and $57 million for currency and interest rate swaps

(2)    May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits

**Financial liabilities:**

| Liabilities | Fair Value Measurements September 30, 2019 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Borrowings measured at fair value | $ 61,990 | $ - | $ 61,990 | $ - |
| Currency and interest rate swaps | 2,830 | - | 2,830 | - |
| Futures | - | - | - | - |
| Total | $ 64,820 | $ - | $ 64,820 | $ - |

(1)    Represents the fair value of the referred liabilities, including their accrued interest presented on the Condensed Balance Sheet under Accrued interest on borrowings of $415 million for borrowings and under Accrued interest and other charges of $138 million for currency and interest rate swaps

| Liabilities | Fair Value Measurements December 31, 2018 [1] | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Borrowings measured at fair value | $ 58,261 | $ - | $ 58,261 | $ - |
| Currency and interest rate swaps | 3,443 | - | 3,443 | - |
| Futures | 1 | 1 | - | - |
| Total | $ 61,705 | $ 1 | $ 61,704 | $ - |

(1)    Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $442 million for borrowings and under Accrued interest and other charges of $109 million for currency and interest rate swaps

As of September 30, 2019, the investment portfolio includes $13 million of securities classified as Level 3 ($12 million as of December 31, 2018). There were no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2019 or 2018.

There were no transfers between levels during the first nine months of 2019 or 2018, for securities held at the end of those reporting periods.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Values of Financial Instruments.

In July 2019, the Bank purchased one debt security issued at par with a carrying value of $94 million. The security is classified as held-to-maturity and recorded at amortized cost as of September 30, 2019. There was no evidence of other-than-temporary impairment losses for the period ended September 30, 2019. The contractual maturity for this debt security is in 2024. The fair value of the security was $95 million as of September 30, 2019.

In December 2018, the Bank purchased one debt security issued at par with a carrying value of $18 million. The security is classified as held-to-maturity and recorded at amortized cost as of September 30, 2019. There was no evidence of other-than-temporary impairment losses for the period ended September 30, 2019. The contractual maturity for this debt security is in 2023. The fair value of the security was $18 million as of September 30, 2019.

## NOTE J – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

**Cash**
The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

**Repurchase and resale agreements**
Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk.

**Investments**
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

**Loans**
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

**Swaps**
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

**Borrowings**
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2019 and December 31, 2018 (in millions):

| | September 30, 2019 [1] | | December 31, 2018 [1] | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Cash | $ 643 | $ 643 | $ 835 | $ 835 |
| Investments - Trading | 38,325 | 38,325 | 32,087 | 32,087 |
| Securities purchased under resale agreements | 500 | 500 | - | - |
| Developmental Assets | | | | |
| Loans outstanding, net[2] | 94,759 | 94,059 | 93,743 | 92,255 |
| Debt securities | 112 | 112 | 18 | 18 |
| Currency and interest rate swaps receivable | | | | |
| Investments - Trading | 67 | 67 | 172 | 172 |
| Loans | 770 | 770 | 663 | 663 |
| Borrowings | 1,462 | 1,462 | 409 | 409 |
| Others | 2 | 2 | 6 | 6 |
| Other assets [3] | 452 | 305 | 482 | 327 |
| Borrowings | | | | |
| Short-term | 1,346 | 1,346 | 1,142 | 1,142 |
| Medium- and long-term | | | | |
| Measured at fair value | 61,990 | 61,990 | 58,261 | 58,261 |
| Measured at amortized cost[2] | 35,376 | 36,713 | 31,187 | 31,303 |
| Currency and interest rate swaps payable | | | | |
| Investments - Trading | 344 | 344 | 150 | 150 |
| Loans | 541 | 541 | 261 | 261 |
| Borrowings | 1,943 | 1,943 | 3,024 | 3,024 |
| Others | 2 | 2 | 9 | 9 |
| Liabilities | | | | |
| Other liabilities [3] | 452 | 305 | 482 | 327 |

(1) Includes accrued interest
(2) Fair value of Loans and Borrowings at amortized cost are classified within Level 3 of the fair value hierarchy
(3) Amounts are related to EEA guarantees given

## NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2019 and 2018 comprise the following (in millions):

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Fair value adjustment - gains (losses)[1] | | | | |
| Borrowings | $ 176 | $ 512 | $ (1,199) | $ 2,094 |
| Derivatives | | | | |
| Borrowing swaps | 67 | (571) | 1,929 | (2,483) |
| Lending swaps | 161 | (9) | (124) | 265 |
| Equity duration swaps | - | - | 4 | (8) |
| Currency transaction gains on borrowings and loans amortized cost, and other | (255) | 52 | (212) | (41) |
| | $ 149 | $ (16) | $ 398 | $ (173) |

(1)   Amounts include foreign currency transaction gains and losses, as detailed below

Net fair value adjustments of $398 million (2018 - $(173) million) mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining basically all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the three and nine months ended on September 30, 2019 and 2018, comprise the following (in millions):

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2019 | 2018 | 2019 | 2018 |
| Currency transaction gains (losses) | | | | |
| Borrowings, at fair value | $ 590 | $ 313 | $ 637 | $ 1,166 |
| Derivatives, at fair value | | | | |
| Borrowing swaps | (551) | (298) | (594) | (1,116) |
| Lending swaps | 220 | (65) | 180 | (7) |
| | 259 | (50) | 223 | 43 |
| | | | | |
| Currency transaction gains (losses) related to | | | | |
| Borrowings, at amortized cost | 17 | (16) | 6 | (10) |
| Loans | (245) | 71 | (199) | 1 |
| Other | (27) | (3) | (19) | (32) |
| | (255) | 52 | (212) | (41) |
| Total | $ 4 | $ 2 | $ 11 | $ 2 |

## NOTE L – BOARD OF GOVERNORS APPROVED TRANSFERS

Income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2019, the Board of Governors reaffirmed its support for Haiti's reconstruction and approved income transfers from the Bank to the GRF amounting to $54 million.

Income transfers are recognized as an expense when approved by the Board of Governors and will be funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

## NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2019 and the year ended December 31, 2018.

Since 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval, as part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets. The transfer was recorded as Additional paid-in capital (APIC) of $5,812 million, partially offset by Receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

## NOTE N – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or part of a member's contribution quotas on previous replenishments. The payment of contribution quotas is conditional on the member budgetary and, in some cases, legislative processes.

The composition of the net receivable from members as of September 30, 2019 and December 31, 2018, is as follows (in millions):

|                                | September 30, 2019 | December 31, 2018 |
|--------------------------------|--------------------|-------------------|
| Regional developing members    | $        702       | $        711      |
| Canada                         |          49        |          52       |
| Non-regional members, net      |         (87)       |        (145)      |
| Total                          | $        664       | $        618      |

The amounts are represented in the Condensed Balance Sheet as follows (in millions):

|                                                        | September 30, 2019 | December 31, 2018 |
|--------------------------------------------------------|--------------------|-------------------|
| Receivable from members                                | $        820       | $        822      |
| Amounts payable to maintain value of currency holdings |        (156)       |        (204)      |
| Total                                                  | $        664       | $        618      |

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. During 2019, several member countries have agreed to the conversion of their currency of the MOV payable obligations totaling $204 million (2018 - $30 million).

## NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

**Contributions**
All contributions are made in cash during the fourth quarter of the year. As of September 30, 2019, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2019 is $57 million and $31 million, respectively, the same amounts disclosed in the December 31, 2018 financial statements. Contributions for 2018 were $61 million and $29 million, respectively.

**Periodic benefit cost**
The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2019 and 2018 (in millions):

| | Pension Benefits | | | |
|---|---|---|---|---|
| | Three months ended September 30, | | Nine months ended September 30, | |
| | 2019 | 2018 | 2019 | 2018 |
| Service cost [1] | $        24 | $        28 | $        73 | $        84 |
| Interest cost | 44 | 38 | 132 | 115 |
| Expected return on plan assets [2] | (56) | (56) | (173) | (170) |
| Amortization of net actuarial losses | | | | |
| Prior service credit | 1 | - | 1 | - |
| Net actuarial losses | 4 | 5 | 6 | 16 |
| Net periodic benefit cost | $        17 | $        15 | $        39 | $        45 |

(1)    Included in the Administrative expenses
(2)    The expected return of plan assets is 6 00% in 2019 and 2018

| | Postretirement Benefits | | | |
|---|---|---|---|---|
| | Three months ended September 30, | | Nine months ended September 30, | |
| | 2019 | 2018 | 2019 | 2018 |
| Service cost [1] | $        7 | $        10 | $        21 | $        28 |
| Interest cost | 20 | 18 | 60 | 55 |
| Expected return on plan assets [2] | (23) | (24) | (74) | (73) |
| Amortization of | | | | |
| Prior service credit | (3) | (3) | (9) | (8) |
| Net actuarial losses | 1 | 3 | 1 | 9 |
| Net periodic benefit cost (credit) | $        2 | $        4 | $        (1) | $        11 |

(1)    Included in the Administrative expenses
(2)    The expected return of plan assets is 6 00% in 2019 and 2018

## NOTE P – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at September 30, 2019. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $777 million at September 30, 2019 and $1,605 million at December 31, 2018. The Bank's total loans outstanding to these VIEs was $110 million ($186 million at December 31, 2018). No guarantees were outstanding to these VIEs at September 30, 2019 and December 31, 2018.

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $161 million at September 30, 2019 ($159 million at December 31, 2018) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $161 million at September 30, 2019 ($159 million at December 31, 2018), which is considered immaterial, thus not consolidated with the Bank's financial statements.

## NOTE Q – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

|  | Nine months ended September 30, | | | |
|---|---|---|---|---|
|  | **2019** | | **2018** | |
| Net income | $ | 1,141 | $ | 485 |
| Difference between amounts accrued and amounts paid or collected for |  |  |  |  |
| Loan income |  | (65) |  | (239) |
| Income from investments |  | (175) |  | (123) |
| Other interest income |  | (1) |  | - |
| Other income |  | 1 |  | 2 |
| Interest and other costs of borrowings, after swaps |  | 41 |  | (129) |
| Administrative expenses, including depreciation |  | 47 |  | 59 |
| Special programs |  | (11) |  | (13) |
| Transfers to the IDB Grant Facility |  | 13 |  | (72) |
| Net fair value adjustments on non-trading portfolios and foreign currency transactions |  | (398) |  | 173 |
| Net increase in trading investments |  | (6,065) |  | (2,998) |
| Net unrealized gains on trading investments |  | (23) |  | 15 |
| Other components of net pension benefit costs |  | (56) |  | (56) |
| Provision (credit) for loan and guarantee losses |  | 62 |  | (47) |
| Net cash used in operating activities | $ | (5,489) | $ | (2,943) |

**Supplemental disclosure of noncash activities**

| Increase (decrease) resulting from exchange rate fluctuations |  |  |  |  |
|---|---|---|---|---|
| Trading investments | $ | (14) | $ | (42) |
| Loans outstanding |  | (15) |  | (2) |
| Borrowings |  | (49) |  | (39) |
| Receivable from members, net |  | 5 |  | 12 |

## NOTE R – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2019 and 2018, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

|  | Nine months ended September 30, | | | |
| --- | --- | --- | --- | --- |
|  | 2019 | | 2018 | |
| Argentina | $ | 352 | $ | 312 |
| Brazil |  | 421 |  | 363 |
| Colombia |  | 271 |  | 246 |
| Mexico |  | 508 |  | 464 |

## NOTE S – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Bank's financial position, results of operations or cash flows.

## NOTE T – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG loans activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG loans portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $15 million and $53 million, respectively, for the nine month period ended September 30, 2019 (2018 - $12 million and $48 million, respectively).

Also, as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2019, the Board of Governors approved a $50 million distribution (2018 - $50 million) to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank's lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $5 million and $1 million, respectively, for the nine month period ended September 30, 2019 (2018- $7 million and $1 million, respectively).

Deposits from Central Banks and Official Institutions in the Bank's member countries amounted to $20 million as of September 30, 2019 (2018 – None) with maturities of up to 30 days.

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

## NOTE U – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 4, 2019, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2019.